Exhibit 3.1

CNB Financial Corporation

Third Amended and Restated Articles of Incorporation

1.	The name of the corporation is: CNB Financial Corporation.

2.	The address of the registered office of the corporation in Pennsylvania (which is located in Clearfield County) is:

1 South Second Street

Clearfield, PA 16830

3.	The corporation is incorporated under the Business Corporation Law of 1988, as amended (the “BCL”). The term of the corporation shall be perpetual.

4.

The aggregate number of shares that the corporation shall have authority to issue is 50,000,000 shares, no par value per share. The Board of Directors shall have the full authority permitted by law to divide the authorized and unissued shares into classes or series, or both, and to determine for any such class or series its designation and the number of shares of the class or series and the voting rights, preferences, limitations and special rights, if any, of the shares of the class or series.

5.	The shareholders shall not have preemptive rights or the right to cumulate their votes in the election of directors.

6.	The corporation shall have unlimited power to engage in and to do any lawful business for which corporations may be incorporated under the BCL.

7.	If the Board of Directors is classified by the Bylaws, the number of directors of each class shall be determined by the Board of Directors and need not be equal.

8.

In order to effect the merger or consolidation of this corporation into another corporation which is not a wholly owned subsidiary of this corporation, the affirmative vote of 66% of the outstanding shares entitled to vote shall be required.

9.

The Bylaws of the corporation may be amended by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter; or by the affirmative vote of a majority of the directors present and voting at a meeting of the board of directors at which a quorum is present; provided that any bylaw provision amended or adopted by the board of directors that adversely affects the rights of the shareholders must be ratified by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter prior to such amended or adopted bylaw provision taking effect; provided further that any bylaw provision amended or adopted by the shareholders may only be amended or repealed by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter; and provided further that any bylaw provision amended or adopted by the board of directors may be amended or repealed by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter.

10.

In elections for directors, if a quorum is present, directors shall be elected by a “majority of votes cast” (as de-fined herein), unless the election is contested, in which case directors shall be elected by a plurality of the votes cast. An election shall be contested if, as determined by the Board of Directors, the number of nominees exceeds the number of directors to be elected. For purposes of this Article 10, a “majority of votes cast” means that the number of shares voted “for” a director exceeds the number of votes cast “against” that director.

11.	The corporation may issue uncertificated shares of any or all classes and series of the corporation’s shares.